________                                             ________________________

FORM 4       U.S. Securities and Exchange Commission      OMB APPROVAL
________            Washington, D.C.  20549          ________________________

[ ] Check this box if no longer                       OMB Number 3235-0287
    subject to Section 16. Form                  Expires: February 1, 1994
    4 or Form 5 obligations may                  Estimated average burden
    continue. See Instruction 1(b).              hours per response... 0.5
                                                  ________________________

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person     2.  Issuer Name and Ticker or
    Reporting Person                             Trading Symbol

     Rappaport, Linda F.                         LSB Industries, Inc. (LSB)
    ________________________________________________________________________
     (Last)    (First)  (Middle)        3.  IRS or Social Security
                                            No. of Reporting Person
     16 South Pennsylvania                  (Voluntary)
     Post Office Box 705
    ____________________________________
          (Street)                               ###-##-####

     Oklahoma City, Oklahoma  73101

   _________________________________________________________________________
     (City)         (State)     (Zip)

4.  Statement for Month/Year:  December, 1995

5.  If Amendment, Date of Original (Month/Year)
6.  Relationship of Reporting Person to Issuer (Check all applicable)

     ____ Director     X 10% Owner      ____ Officer (give title below)
                   ____ Other (specify below)


                      ___________________________________
  __________________________________________________________________________
   Table I - Non-Derivative Securities Acquired, Disposed Of, or
                     Beneficially Owned
  __________________________________________________________________________

  1. Title of     2. Transaction    3.  Transaction   4. Securities Acquired
     Security        Date (Month/          Code          (A) or Disposed of
                     Day/Year)          (Instr. 8)       (D) (Instr. 3, 4, 5)
                                        Code     V       Amount   (A)   Price
                                                                   or
                                                                  (D)
    Common Stock        -                -                -       -    -
    Common Stock        -                -                -       -    -
    Common Stock      12/01/95           P              1,000     A   $3.875
    Common Stock      12/04/95           P              1,000     A   $3.875
    Common Stock      12/04/95           P              1,000     A   $3.75
    Common Stock      12/05/95           P              3,000     A   $3.75


     5. Amount of       6.  Ownership Form:      7.  Nature of
        Securities          Direct (D) or            Indirect
        Beneficially        Indirect (I)             Beneficial
        Owned at End        (Instr. 4)               Ownership
        of Month                                     (Instr. 4)
        (Instr. 3 & 4)

            82,552(1)           D                      -
           163,460              I                As Trustee(3)
          -                     I                By SBL(2)
          -                     I                By SBL(2)
          -                     I                By SBL(2)
         1,098,299(6)           I                By SBL(2)

___________________________________________________________________________
Reminder: Report on a separate line for each                   Page 1 of 2
          class of securities beneficially                  SEC 1474 (3/91)
           owned directly or indirectly
                            (Print or Type Response)

FORM 4 (continued)Table II - Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________


1.  Title of   2. Conversion  3. Transaction  4. Transaction  5. Number of
    Security   or Exercise        Date            Code           Derivative
   (Instr. 3)  Price of          (Month/Day/    (Instr. 8)       Securities
               Derivative          Year)        Code     V       Acquired (A)
               Security                                          or Disposed
                                                                    of (D)
                                                               (Instr. 3,4,5)
                                                               (A)        (D)
Preferred "B"     (4)                -          -               -
Preferred "C"   $11.55           12/06/95       P             1,000
Preferred "C"   $11.55           12/06/95       P               500
Preferred "C"   $11.55           12/07/95       P             1,000
Preferred "C"   $11.55           12/11/95       P             1,000
Preferred "C"   $11.55           12/12/95       P             2,000
Preferred "C"   $11.55           12/13/95       P             2,000
Preferred "C"   $11.55           12/14/95       P             1,000
Preferred "C"   $11.55           12/15/95       P             2,000
Preferred "C"   $11.55           12/18/95       P             1,000


6. Date Exercisable      7. Title and Amount of        8. Price of
   and Expiration           Underlying Securities         Derivative
   Date                     (Instr. 3 and 4)              Security
   (Month/Day/Year)                     Amount            (Instr. 5)
   Date      Expir-                      or
   Exer-     ation                      No. of
   cisable   Date           Title       Shares

    (4)      (4)           Common      533,333               -
    (5)      (5)           Common        4,329              $31.50
    (5)      (5)           Common        2,165              $32.25
    (5)      (5)           Common        4,329              $32.25
    (5)      (5)           Common        4,329              $32.00
    (5)      (5)           Common        8,658              $32.00
    (5)      (5)           Common        8,658              $32.00
    (5)      (5)           Common        4,329              $32.00
    (5)      (5)           Common        8,658              $32.00
    (5)      (5)           Common        4,329              $32.25

9.  Number of       10.  Ownership Form   11.  Nature of Indirect
    Derivative           of Derivative         Beneficial Owner-
    Securities           Security:             ship (Instr. 4)
    Beneficially         Direct (D) or
    Owned at End         Indirect (I)
    of Month             (Instr. 4)
    (Instr. 4)

    16,000(6)              I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
     -                     I                 By SBL(2)
    24,150(6)              I                 By SBL(2)
__________________________

Explanation of Responses:

(1) This amount does not include 122,297 shares of Common Stock and 8,000 shares of Common Stock under incentive stock options owned of record by Mrs. Rappaport's husband. Mrs. Rappaport disclaims beneficial ownership of the shares owned by her husband.

(2) SBL Corporation ("SBL") is wholly owned by Sylvia Golsen (40% owner), Barry Golsen (son and 20% owner), Steve Golsen (son and 20% owner), and Linda Rappaport (daughter and 20% owner).

(3) These shares are held by six trusts established for the benefit of the grandchildren of Jack E. Golsen and Sylvia H. Golsen. Mrs. Rappaport is one of three trustees for the trusts established for the benefit of each of such grandchildren.

(4) Each share of the Company's Series "B" 12% Cumulative Preferred Stock is convertible, at the option of the holder, into 33.3333 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(5) Each share of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 is convertible at the option of the holder into
4.329 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(6) The number of shares includes, as applicable, 60,600 shares of Common Stock and 4,000 shares of Preferred "B" Stock owned of record by Golsen Petroleum Corporation, the wholly-owned subsidiary of SBL.

**Intentional misstatements or
  omissions of facts constitute
  Federal Criminal Violations.
                                 /s/ Linda F. Rappaport    January 10, 1996
                              __________________________  __________________
  See 18 U.S.C. 1001 and      **Signature of Reporting          Date
  15 U.S.C. 78ff(a).                  Person
                                  Linda F. Rappaport


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
                                                                  Page 2 of 2
MBEN\K-M\LSB\FORMS345\EDGAR\12-95F4.LFR                       SEC 1474 (3/91)